EXHIBIT 99.3


                      COMPANHIA BRASILEIRA DE DISTRIBUICAO
                              Publicly-held Company
                         CNPJ/MF No. 47.508.411/0001-56


      Minutes of the Executive Committee Meeting held on February 12, 2004


On February 12, 2004, at 3:00 p.m., the undersigned members of the Executive Committee of COMPANHIA BRASILEIRA DE DISTRIBUICAO gathered together in a meeting at the Company's headquarters, located at Avenida Brigadeiro Luiz Antonio, 3142, Sao Paulo, state of Sao Paulo, in order to discuss the following agenda: to submit the proposal regarding the execution of the sixth issuance of debentures of the Company ("Issuance") to the analysis of the members of the Company's Board of Directors. The chairman of the meeting was the chief executive officer of the Company, Augusto Marques da Cruz Filho, who invited me, Caio Racy Mattar, to be the secretary of the meeting. Starting the meeting, the Chairman submitted the matters included in the agenda to the examination of the members of the Executive Committee of the Company. After discussions and voting, the executive officers resolved to submit to the analysis of the members of the Company's Board of Directors the proposal regarding the execution of the sixth issuance of debentures of the Company, for public offering (the "Issuance" and the "Debentures", respectively), with the following characteristics: (i) Issuance Total Amount: up to R$ 900,000,000.00 (nine hundred million Brazilian reais);
(ii) Number of Series: one; (iii) Number of Securities: up to 90,000 (ninety thousand) debentures ("Debentures"); (iv) Issuance Date: for all legal purposes, the Debentures' issuance date shall be March 1st, 2004 ("Issuance Date"); (v) Par Value: R$ 10,000.00 (ten thousand Brazilian reais) on the Issuance Date ("Par Value"); (vi) Term and Maturity Date: The Debentures shall have a 48 (forty-eight) month term counting from the Issuance Date, maturing, therefore, on March 1st, 2008 ("Maturity Date"); (vii) Type: the Debentures shall not have any guarantees; (viii) Form and Convertibility: the Debentures shall be registered, in the book entry form, convertible into Company's preferred shares ("Preferred Shares"), according to the conditions described in the following item; (ix) Conditions for the Conversion of the Debentures into Preferred
Shares: the conversion of Debentures into Preferred Shares shall be performed by the holders of Debentures ("Debentureholders") pursuant to the procedures described in sub items (a) to (h) below: (a) The Debentures shall be mandatorily converted into Preferred Shares, at Par Value updated according to the fluctuation of the North-American Dollar (as defined in item (x) below). (a1) Each date on which occurs conversion of Debentures into Preferred Shares pursuant to item (ix)(b) below, (a2) the Maturity Date, for the purposes of item
(ix)(c) below, (a3) the Acceleration Date (as defined in item


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(xiv)), for the purposes of item (ix)(c) below, shall be referred to as a
"Conversion Date". (b) The conversion of Debentures shall be requested by the Debentureholder during the period between March 1st, 2007, when the term of 36 (thirty-six) days counted from the Issuance Date shall be elapsed, and the last business day of the quarter immediately prior to the Maturity Date ("Conversion Period"). The Debentureholder shall declare its intention of converting Debentures on the last business day of each quarter during the Conversion Period through the appropriate application to be made available by the Debentures' financial agent. (b1) Each date on which occurs conversion request of Debentures into Preferred Shares during the Conversion Period shall be referred to as "Conversion Request Date". (c) On the Maturity Date or on the Acceleration Date, the Debentures not yet converted into Preferred Shares by their respective holders, shall be automatically and mandatorily converted into Preferred Shares, by the Company, according to the number of Preferred Shares calculated according to item (ix)(f) below. For the purposes of this item (c), the last business day of the quarter immediately prior to the Maturity Date or to the Acceleration Date, shall be considered the Conversion Request Date for Debentures not yet converted into Preferred Shares on the Maturity Date or on the Acceleration Date. (d) Once the conversion of Debentures is requested, and upon the delivery of the Preferred Shares to the Debentureholders and, as the case may be, the payment referred to in item (ix)(f.4.2.) below are performed, the Debentureholders shall not have any right of payment before the Company. (e) The number of Preferred Shares resulting from the conversion of each Debenture shall be defined on the Conversion Request Date, according to the conditions set forth in this item (e). As a reference for the conversion procedure of the Debentures into Preferred Shares, it shall be determined: (e1) the amount in Brazilian reais per allotment of 1,000 (one thousand) Preferred Shares calculated according to the average quotation of the Preferred Shares on the Sao Paulo's Stock Exchange - BOVESPA ("BOVESPA") during the last 5 (five) trading days prior to the Issuance Date ("Issuance Price"); and (e2) the amount in Brazilian reais per allotment of 1,000 (one thousand) Preferred Shares, resulting from the adjustment of the Issuance Price ("Reference Price"). Such adjustment shall be defined by the General Shareholders' Meeting which shall approve the Issuance ("General Meeting"). (f) On each Conversion Date, the number of Preferred Shares into which each Debenture shall be converted, shall be calculated as follows:
(f1) in case the market price of the Preferred Shares at the Conversion Request Date of the Debentures, calculated based on the quotation of the Preferred Shares at on BOVESPA during the last 5 (five) trading days prior to each Conversion Request Date ("Market Price") is higher than the Issuance Price and lower than the Reference Price, the Company shall delivery the number of Preferred Shares calculated by using the formula: VND / PE, where VND = Par Value of the Debentures e PE = Issuance Price; (f2) in case the Market Prices is higher than the Reference Price, through the formula: {Q - [(PM - PR)/2] x (Q/PM)}, where: Q = number of Preferred Shares resulting from the conversion of each Debenture calculated according to item (f1) above, PM = Market Price e PR = Reference Price; (f3) in case the Market Price corresponds to the amount between certain percentage of the Issuance Price to be defined by the General Meeting ("Percentage of the Issuance Price I") and 100% of the Issuance Price, the Company shall delivery the number of Preferred Shares calculated by using the formula: VND / PM, where VND = Par Value of the Debentures and PM =


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Market Price; (f4) in case the Market Price corresponds to the amount between an amount lower than the Percentage of the Issuance Price I and a second percentage of the Issuance Price to be defined by the General Meeting ("Percentage of the Issuance Price II"), the Debentures shall be converted based on the number of Preferred Shares calculated according to one of the formulas indicated in items (f.4.1) and (f.4.2) below, to be chosen at the Company's sole discretion, without previous consultation to the Debentureholders: (f.4.1) VND / PM, where VND = Par Value of the Debentures, PM = Market Price or (f.4.2) VND / PE * Percentage of the Issuance Price I, where VND = Par of the Debentures and PE = Issuance Price, considering that, in case the Company chooses to calculate the number of Preferred Shares through the formula described in item (f.4.2.), it shall be due to the Debentureholders on the Conversion Date: the delivery of the number of Preferred Shares calculated based on the formula described in item (f.4.2.) plus the amount, in Brazilian reais, corresponding to the Market Price of (A) the number of Preferred Shares calculated according to the formula described in item (f.4.1.) above, less (B) the number of Preferred Shares calculated according to the formula described in item (f.4.2.) above; and (f5) in case the Market Price corresponds to an amount lower than the Percentage of the Issuance Price II, the Debentures shall be converted based on the number of Preferred Shares calculated according to one of the formulas indicated in items (f.5.1) and (f.5.2) below, to be chosen at the Company's sole discretion, without previous consultation to the Debentureholders: (f.5.1) VND / PM, where VND = Par Value of the Debentures, PM = Market Price or (f.5.2) {[VND / PM] - [(VND/PE *PEII) - (VND/PE *PEI)]}, where VND = Par Value of the Debentures, PM = Market Price, PE = Issuance Price, PEI = Percentage of the Issuance Price I and PEII = Percentage of the Issuance Price II, considering that, in case the Company chooses to calculate the number of Preferred Shares through the formula described in item (f.5.2.), it shall be due to the Debentureholders on the Conversion Date: the delivery of the number of Preferred Shares calculated based on the formula described in item (f.5.2.) plus the amount, in Brazilian reais, corresponding to the Market Price of (A) the number of Preferred Shares calculated according to the formula (VND/PE *PEII) less (B) the number of Preferred Shares calculated according to the formula (VND/PE *PEI). (g) The Preferred Shares resulting from the conversion of the Debentures shall have the same features and conditions and shall enjoy the same rights and advantages attributed in the by-laws to this type of shares, being also entitled to receive bonus, as well as any rights approved in corporate acts of the Company, counted from and including each Conversion Request Date. The Preferred Shares resulting from the conversion of Debentures shall have the right to receive full dividends declared by the Company related to the fiscal year of the Conversion Request Date. (h) Fractions of Preferred Shares resulting from the conversion shall be due in kind, and the respective payment shall occur on the Conversion Date. (x)
Remuneration: The Debentures shall be remunerated based on the fluctuation of the North-American Dollar exchange rate against Brazilian reais, verified since the Issuance Date until the Conversion Date or until the Maturity Date, whatever occurs first, based on PTAX 800 rate released by Brazilian Central Bank ("Dollar Fluctuation"). To the Dollar Fluctuation shall be added interest to be defined by the General Meeting or by the Board of Directors of the Company upon the offering of the Debentures considering the interest generally accepted in the market (the "Interest"). The Interest shall be semi-


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annually paid pro rata temporis, (a) since the Issuance Date until the first payment of interest date for the first payment of interest; and (b) since the last payment of interest date until the subsequent date of payment of Interest for other payments of Interest, until the Maturity Date or Conversion Date, whatever occurs first; (xi) Amortization: the Debentures shall not be amortized;
(xii) Renegotiation: the Debentures shall not be subject to scheduled renegotiation; (xiii) Subscription and Payment Conditions: The subscription price of the Debentures shall correspond to the Par Value, adjusted according to the Dollar Fluctuation calculated pro rata temporis, plus the Interest calculated pro rata temporis, during the period between the Issuance Date and the payment date ("Subscription Price"). The Debentures shall be paid in immediately upon the subscription, by means of any of the following procedures:
(a) delivery of national currency in amount corresponding to the Subscription Price; (b) delivery of debentures of the fourth issuance of the Company ("Debentures of the 4th Issuance of CBD"), in a number corresponding to the Subscription Price; and (c) delivery of debentures of the first issuance of Sendas S.A. ("Sendas' Debentures"), in a number corresponding to the Subscription Price. The General Meeting or the Board of Directors of the Company shall determine all other criteria that shall be adopted by the investors in order to purchase Debentures as described in this item. (xiv) Acceleration
Events: The General Meeting or the Board of Directors of the Company shall establish the acceleration events of the Issuance. The date on which the maturity of obligations of the Company are accelerated shall be referred to as "Acceleration Date". (xv) Placement Procedure: The Debentures shall be subject to public offering, with intermediation of financial institutions members of the distribution system of securities. The offering of the Debentures shall be exclusively addressed to qualified investors as defined by Instruction No. 400/03 of the Brazilian Securities Commission - CVM. The requests of subscription of Debentures involving the payment with Debentures of the 4th Issuance of CBD and with Sendas' Debentures shall be accepted first. Only after those requests of subscription are accepted, other requests shall be accepted. There being nothing further to discuss, these Minutes were transcribed, read, agreed, approved and signed by attending Executive Officers.

Sao Paulo, February 12, 2004.

Sig.: Augusto Marques da Cruz Filho, Caio Racy Mattar; Executive Officers: Jose Roberto Coimbra Tambasco, Maria Aparecida Fonseca, Cesar Antonio Suaki, Hugo Antonio Jordao Bethlem, Fernando Queiroz Tracanella, Leonardo de Paiva Rocha and Eneas Cesar Pestana Neto.

                              This is a true copy.



Augusto Marques da Cruz Filho
Chairman of the Board of Executive Officers


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Marise Rieger Salzano
OAB/SP 85.251